

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

<u>Via E-Mail</u>

David Fox, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Prestige Brands Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 25, 2012**
> **File No. 1-32433**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Who is soliciting my vote, page 2</u>

1. We note that proxies may be solicited personally or by mail or telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Genomma's Unsolicited, Non-binding Proposal and Proxy Solicitation, page 9

Genomma's Unsolicited, Non-Binding Proposal, page 9

2. Please revise to update the discussion given that Genomma has decided not to pursue the acquisition proposal.

3. Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Proposal 4- Genomma's Bylaw Amendment Repeal Proposal, page 22

What does the Board recommend, page 22

4. Please revise to further describe how the Bylaw Amendment Proposal violates Delaware law and specifically how it conflicts with the Amended and Restated Certificate of Incorporation.

Proxy Card

5. Please clearly mark the form of proxy as a "preliminary" copy as required by Rule 14a-6(e)(1).

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Fox, Esq.
Kirkland & Ellis LLP
May 8, 2012
Page 3

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                           Sincerely,

                           /s/ Peggy Kim

                           Peggy Kim
                           Special Counsel
                           Office of Mergers & Acquisitions